UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2012 and 2011 of Paragon Shipping Inc. (the "Company") and unaudited interim condensed consolidated financial statements of the Company for the nine-month periods ended September 30, 2012 and 2011, and the accompanying notes thereto. All share and per share amounts disclosed in this report give retroactive effect for all periods presented to the 10-for-1 reverse stock split that the Company effected on November 5, 2012.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2012 and 2011. Unless otherwise specified herein, references to the "Company" or "we" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission on April 27, 2012 (the "Annual Report"). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and two Handysize drybulk carriers. Furthermore, our current newbuilding program consists of two Handysize drybulk vessels, scheduled to be delivered in the first and fourth quarters of 2013, respectively, and two 4,800 TEU containerships, scheduled to be delivered in the second quarter of 2014.

Currently, we own 16.7% of the outstanding common stock of Box Ships Inc. (NYSE: TEU) ("Box Ships"), formerly our wholly-owned subsidiary, which completed its initial public offering ("IPO") in April 2011.

Vessel Management

Allseas Marine S.A. ("Allseas") is responsible for all commercial and technical management functions for our fleet. Allseas is a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

We primarily employ our vessels on period time charters, or on trip time charters. We may also employ our vessels in the spot charter market, on voyage charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A period time charter and a trip time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our vessels are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Available days. Effective July 1, 2012, we amended the definition of available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. We believe that the revised definition of the available days, coupled with the definition of operating days described below, gives a more realistic comparison between the number of days in a period during which vessels should be capable of generating revenues and the number of days in such period during which vessels actually generate revenues.

•
Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. Effective July 1, 2012, based on the amended definition of available days described above, we retrospectively adjusted our calculation of fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•
Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels, as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees - Related Party

We have entered into long-term management agreements for each of the vessels in our fleet, pursuant to which Allseas is responsible for all of the commercial and technical management functions of our fleet. We have also entered into an accounting agreement with Allseas for the provision of financial accounting and financial reporting services. In addition, based on the tripartite agreement signed on November 10, 2009, between the Company, Allseas and Loretto Finance Inc. ("Loretto"), a wholly owned subsidiary of Allseas, in the event of a capital increase, an equity offering or an issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost, additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party. For a detailed description of the respective agreements, see "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Management Agreements, Accounting Agreement and Agreement with Loretto" of our Annual Report for the year ended December 31, 2011.

General and Administrative Expenses

General and administrative expenses include the cost of remuneration to directors, office rent, travel, communications, directors and officers insurance, legal, auditing, investor relations and other professional services and reflect the cost associated with running a public company. In addition, general and administrative expenses include share based compensation, as well as fees payable under our administrative and executive services agreements with Allseas. For a detailed description of the respective agreements, see "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Administrative Services Agreement and Executive Services Agreement" of our Annual Report for the year ended December 31, 2011.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Selected Information

The following tables present selected unaudited consolidated financial and other data of Paragon Shipping Inc. for the nine months ended September 30, 2011 and 2012 and as of December 31, 2011 and September 30, 2012, derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data.

STATEMENTS OF OPERATIONS	Nine Months Ended September 30,
	2011	2012

Net revenue	70,917,768	37,355,838
Operating (loss) / income	(3,177,651)	2,498,254
Net loss	(11,061,826)	(17,885,810)
Loss per Class A common share, basic and diluted	(1.86)	(2.93)
CASH FLOW DATA
Net cash from operating activities	36,469,522	10,600,820
Net cash from / (used in) investing activities	30,721,841	(24,012,113)
Net cash (used in) / from financing activities	(83,923,078)	2,008,217
Net decrease in cash and cash equivalents	(16,731,715)	(11,403,076)

	December 31,	September 30,
	2011	2012
BALANCE SHEET DATA

Total assets	432,073,937	416,989,462
Total liabilities	210,849,790	212,027,955
Total shareholders' equity	221,224,147	204,961,507

	Nine Months Ended September 30,
	2011	2012
FLEET DATA

Calendar days for fleet	3,259	2,995
Available days for fleet	3,170	2,995
Operating days for fleet	3,132	2,980

Average number of vessels (1)	11.9	10.9
Number of vessels at end of period	11	12

Fleet utilization (2)	98.8%	99.5%
AVERAGE DAILY RESULTS
Vessel operating expenses (3)	4,397	4,684
Dry-docking expenses (4)	719	-
Management fees - related party (5)	1,163	998
General and administrative expenses (6)	2,417	2,101

_______________________________
(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)
Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by fleet available days for the relevant period. Please see above under "Results of Operations–Available days" and "Results of Operations–Fleet utilization" for a discussion of recent changes to our calculation of fleet utilization.

(3)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(4)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations

Nine months ended September 30, 2012 and 2011

The average number of vessels in our fleet was 10.9 for the nine months ended September 30, 2012, compared to 11.9 for the nine months ended September 30, 2011. The following analysis discusses the primary drivers of the differences between these periods.

•
Time charter revenue—Time charter revenue for the nine months ended September 30, 2012 was $39.5 million, compared to $75.1 million for the nine months ended September 30, 2011. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during the nine months ended September 30, 2012, compared to the same period in 2011, as a result of the lower contracted rates and the continued weakness in the drybulk market. It also reflects the decrease in the average number of vessels in our fleet and the corresponding decrease in the number of operating days of our fleet from 3,132 for the nine months ended September 30, 2011, to 2,980 for the nine months ended September 30, 2012. After deducting commissions of $2.2 million, we had net revenue of $37.4 million for the nine months ended September 30, 2012, compared to $70.9 million net revenue, after deducting commissions of $4.2 million, for the nine months ended September 30, 2011. The decrease in commissions is mainly due to the decrease in the charter rates earned by the vessels. If the current weak charter market environment continues, the charter rates earned by the vessels may be affected further in the future, following the expiration of our current time charters that are employed at higher rates than the current prevailing market rates.

•
Voyage expenses—Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. For the nine months ended September 30, 2012, our voyage expenses amounted to $0.4 million, compared to $1.0 million for the nine months ended September 30, 2011. The decrease in our voyage expenses mainly reflects a gain from the sale of bunkers to charterers for the first nine months of 2012, compared to a loss for the same period in 2011. It also reflects the decrease in the bunkers consumed by taking our vessels to and from their scheduled dry-dockings. None of our vessels underwent dry-docking during the first nine months of 2012, compared to five vessels that were dry-docked during the same period in 2011.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $14.0 million, or $4,684 per vessel per day for the nine months ended September 30, 2012, compared to $14.3 million, or $4,397 per vessel per day for the nine months ended September 30, 2011. The increase in the daily operating expenses reflects mainly the increased one-time operating expenses relating to the delivery of our first two Handysize newbuilding vessels, the M/V Prosperous Seas and the M/V Precious Seas, partially offset by the decrease in the average number of our vessels from 11.9 vessels for the nine months ended September 30, 2011, to 10.9 for the nine months ended September 30, 2012.

•
Management fees - related party—We incurred an aggregate of $3.0 million, or $998 per vessel per day in management fees for the nine months ended September 30, 2012, compared to an aggregate of $3.8 million, or $1,163 per vessel per day in management fees for the nine months ended September 30, 2011. The decrease in management fees was primarily due to the decrease in the average number of vessels in our fleet during the nine months ended September 30, 2012, compared to the nine months ended September 30, 2011 and the corresponding decrease in the number of calendar days of our fleet. It also reflects the share based compensation of $0.2 million recorded in the nine months ended September 30, 2011, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreement with Loretto" of our Annual Report for the year ended December 31, 2011, while there were no such awards for the nine months ended September 30, 2012.

•
Depreciation—Depreciation of vessels for the nine months ended September 30, 2012 amounted to $12.3 million, compared to $24.9 million for the nine months ended September 30, 2011, reflecting the effect on depreciation of the impairment loss the Company had recognized in the fourth quarter of 2011, relating to the write down of the carrying amount of six of its vessels to fair value. It also reflects the decrease in the average number of vessels in our fleet for the nine months ended September 30, 2012, compared to the nine months ended September 30, 2011.

•
General and administrative expenses—General and administrative expenses for the nine months ended September 30, 2012 were $6.3 million, compared to $7.9 million in general and administrative expenses, for the nine months ended September 30, 2011. The $1.6 million decrease in general and administrative expenses relates mainly to a $1.3 million decrease in share based compensation due to the lower amortization effect of the granted share awards, and a $0.3 decrease in the remuneration to officers.

•
Gain from marketable securities—Gain from marketable securities of $0.4 million relates to the valuation of the 111,201 shares of Korea Line Corporation ("KLC") as of September 30, 2012, that the Company received on May 24, 2012 as part of the settlement agreement the Company had entered into with KLC in 2011. From the initial measurement of the valuation of KLC shares, a gain from marketable securities of $1.4 million was recognized, partially offset by a loss of $1.0 million recognized in the third quarter of 2012, relating to the change in the fair value of the KLC shares, which was considered as other than temporary. There was no such gain recognized in the nine months ended September 30, 2011.

•
Other income—Other income of $0.7 million for the nine months ended September 30, 2012, relates to insurance claim recoveries for damages that had been incurred in one of our vessels. There was no such income recognized in the nine months ended September 30, 2011.

•
Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2012 and 2011, were $4.8 million and $7.5 million, respectively. The decrease in the interest and finance costs was mainly due to the decrease in the average outstanding indebtedness.

•
Loss on derivatives—Loss on derivatives for the nine months ended September 30, 2012 of $0.7 million consists of an unrealized gain of $1.3 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2012, and realized expenses of $2.0 million incurred from interest rate swaps during the same period. Loss on derivatives for the nine months ended September 30, 2011 of $2.4 million consisted of an unrealized gain of $0.7 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2011, and realized expenses of $3.1 million incurred during the same period.

•
Interest income—Interest income for the nine months ended September 30, 2012 was $0.6 million, compared to $0.4 million for the same period in 2011, mainly reflecting the $0.2 increase in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011.

•
Equity in net income of affiliate—Equity in net income of affiliate for the nine months ended September 30, 2012 was $1.9 million, compared to $1.6 million for the same period in 2011. The increase in equity in net income of affiliate is mainly associated with the net income of Box Ships for the nine months ended September 30, 2012, compared to the same period in 2011, as Box Ships became an equity affiliate after the completion of its IPO in April 2011.

•
Loss on investment in affiliate—Loss on investment in affiliate of $17.3 million for the nine months ended September 30, 2012 consists of $2.9 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as an impairment loss of $14.4 million recorded in September 2012, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2012, which was considered as other than temporary. There was no such impairment loss recognized in the nine months ended September 30, 2011, as the Company had determined that the difference between the fair value and the book value of the investment was temporary.

•	Net loss—As a result of the above factors, net loss for the nine months ended September 30, 2012, was $17.9 million, compared to $11.1 million for the nine months ended September 30, 2011.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2012 have been earnings before non-cash charges and debt financing. Our principal uses of funds have been (i) advance payments for vessel acquisitions and vessels under construction, (ii) working capital requirements and (iii) principal and interest payments on our existing indebtedness. Cash and cash equivalents totaled $3.2 million at September 30, 2012, compared to $14.6 million at December 31, 2011. We define working capital as current assets minus current liabilities. We had a working capital deficit of $167.5 million as of September 30, 2012, compared to the working capital deficit of $3.0 million as of December 31, 2011. The decrease in our working capital of $164.5 is mainly due to the increase in the current portion of long-term debt by $171.7 million due to the classification of our long-term debt as current as of September 30, 2012 (refer to Note 3 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein). The decrease was also due to the decrease from December 31, 2011 in cash and cash equivalents of $11.4 million, offset by the increase in loan to affiliates of $15.0 million, as the loan to Box Ships was due within the next 12 months as of September 30, 2012, and, to a lesser extent, to other fluctuations in the remaining current assets and current liabilities. The overall cash position in the future may be negatively impacted if the current economic environment persists or worsens.

Operating Activities

•
Net cash from operating activities was $10.6 million for the nine months ended September 30, 2012, compared to $36.5 million for the nine months ended September 30, 2011, mainly due to the lower time charter revenue net of commissions by $33.6 million, a decrease in gain from vessel early redelivery of $1.0 million and a decrease in cash flows from other assets and liabilities of $1.7 million, partially offset by a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees - related party and general and administrative expenses, that in the aggregate amounted to $4.1 million, a decrease in cash paid for loan interest and realized expenses incurred from our derivative contracts that in the aggregate amounted to $3.1 million, an increase in dividends received from Box Ships of $2.4 million and an increase in other income relating to insurance claim recoveries of $0.7 million.

Investing Activities

•
Net cash used in investing activities was $24.0 million for the nine months ended September 30, 2012. This mainly reflects the cash outflows of $31.5 million relating to the delivery of our first two Handysize newbuilding vessels, the M/V Prosperous Seas and the M/V Precious Seas and the acquisition of other fixed assets of $0.2 million, offset by a release of restricted cash of $7.7 million. Net cash from investing activities for the nine months ended September 30, 2011 was $30.7 million, which mainly reflects the net proceeds from the sale of the Box Voyager, the Box Trader and the CMA CGM Kingfish to Box Ships, net of the cash outflows relating to the acquisition of the CMA CGM Kingfish, which in aggregate amounted to $50.4 million, offset by the net cash outflow relating to the loan due from Box Ships of $15.0 million, the advance payments of $4.5 million regarding the construction of our newbuilding vessels and the acquisition of other fixed assets of $0.2 million.

Financing Activities

•
Net cash from financing activities was $2.0 million for the nine months ended September 30, 2012, which mainly reflects the proceeds from long-term debt of $28.9 million, offset by the long-term debt repayments of $26.3 million and the payment of financing costs of $0.6 million. Net cash used in financing activities for the nine months ended September 30, 2011 was $83.9 million, which is the result of the long-term debt repayments of $117.8 million, the payments of financing costs of $1.4 million and the dividend payments of $3.0 million, partially offset by the proceeds from long-term debt of $26.0 million and the net proceeds from the issuance of common shares of $12.3 million.

Loan Facilities

For information relating to our secured loans and credit facilities, please see Note 12 to our financial statements included in our Annual Report for the year ended December 31, 2011 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, their compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our board of directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan and credit facilities, may limit our ability to pay dividends.

Furthermore, we have entered into contracts for the construction of Handysize drybulk vessels and 4,800 TEU containerships. As of December 31, 2011, our newbuilding program consisted of four Handysize drybulk vessels with expected delivery in 2012 and two 4,800 TEU containerships with expected delivery in the fourth quarter of 2013. On May 4 and on June 18, 2012, we took delivery of our first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively. On September 24, 2012, we agreed with the shipyard to postpone the delivery dates of our remaining vessels under construction and to change the apportionment of the advances already paid among the vessels under construction. Under the amended shipbuilding contracts and based on the latest shipbuilding update from the shipyard, the remaining two Handysize drybulk vessels (Hull no. 612 and Hull no. 625) are expected to be delivered in the first and fourth quarters of 2013, respectively, and the two 4,800 TEU containerships (Hull no. 656 and Hull no. 657) are expected to be delivered in the second quarter of 2014. Our current newbuilding program of two Handysize drybulk vessels and two 4,800 TEU containerships has an aggregate cost of $162.4 million, of which $115.4 million remains outstanding as of September 30, 2012.

We anticipate that our forecasted operating cash flows and our existing cash balances will be sufficient to fund our operating costs and working capital requirements, but will not be sufficient to cover our current debt service obligations for the next 12 months. We have therefore agreed with four of our lenders, subject to certain conditions, and we are currently in negotiations with our other three lenders, to amend the facilities' amortization schedule and waive or amend the covenants in effect. Please refer to Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein. We are also evaluating debt and equity financing alternatives, as well as other sources of funding that, if we are successful in executing, could raise incremental cash.

As of September 30, 2012, we had $203.9 million of outstanding indebtedness to banks. The total of our outstanding indebtedness has been classified as current (refer to Note 3 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein). In addition, as of September 30, 2012, we had $33.8 million unused borrowing capacity relating to the undrawn amount of the syndicated secured facility led by Nordea Bank Finland Plc. to partly finance the remaining two Handysize vessels under construction. Since we were not in compliance with certain financial and security coverage ratio covenants as of September 30, 2012, the undrawn amount of the syndicated secured facility is not considered available and will not become available until we regain compliance. In addition, due to the delay in the delivery of the Hull no. 625, the vessel is now expected to be delivered after the availability period of the syndicated secured facility. We are currently in discussions with our lenders on extending the availability period. However, if we are unsuccessful in extending the availability period, we may be forced to seek alternative financing for that vessel.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of September 30, 2012 the Company had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 13 to our financial statements included in our Annual Report for the year ended December 31, 2011 and Note 9 and Note 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Breach of Financial and Security Coverage Ratio Covenants

As of September 30, 2012, we were in breach of certain financial and security coverage ratio covenants under each of our loan agreements, as discussed in Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

On October 31, 2012, we received notice of an event of default under our loan agreement with Bank of Scotland Plc, demanding a reduction of the outstanding loan amount. Even though the remaining lenders have not declared an event of default under the loan agreements, these breaches constitute potential events of default (also known as technical defaults) and could result in the lenders requiring immediate repayment of the loans. As a result of the cross default provisions of our loan agreements, actual breaches existing under our credit facilities could result in defaults under all our credit facilities and the acceleration of such debt by our lenders.

We have agreed with four of our lenders, subject to certain conditions, and we are currently in negotiations with our other three lenders, to obtain waivers or to restructure the affected debt. Management believes that the negotiations will be successful and that our lenders will not demand payment of the loans before their maturity. As we believe we will successfully obtain waivers for the covenant breaches and restructure several of our loan agreements to extend the maturities and reduce the quarterly principal repayments, the consolidated financial statements as of September 30, 2012 were prepared assuming that we will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event we are unable to continue as a going concern, apart from the current classification of long-term debt and the associated restricted cash, deferred financing fees and interest rate swap liabilities.

Recent Developments

10-for-1 Reverse Stock Split

Effective as of the close of trading on November 5, 2012, we effected a 10-for-1 reverse stock split of our issued and outstanding common shares, as discussed in Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Credit Facilities

As of September 30, 2012, we were not in compliance with several financial and security coverage ratio covenants. We have agreed with four of our lenders, subject to certain conditions, and we are currently in negotiations with our other three lenders, to obtain waivers, or to restructure the affected debt as discussed in Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Loan to Affiliate

In November 2012, Box Ships prepaid an amount of $1.0 million of the unsecured loan that was granted on May 27, 2011. As of the date of this report, the outstanding balance of the respective unsecured loan was $14.0 million.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our Annual Report for the year ended December 31, 2011. For a discussion on our critical accounting policies please see Item 5 included in our Annual Report for the year ended December 31, 2011.

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of December 12, 2012.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Total Handysize	2	74,498
Grand Total	12	779,270

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 612	Handysize	37,200	Q1 2013
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	2	74,400

Containership Fleet

The following tables represent the containership newbuilding vessels that we have agreed to acquire as of December 12, 2012.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q2 2014
Hull no. 657 (1)	4,800	56,500	Q2 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
As of December 31, 2011 and September 30, 2012
(Expressed in United States Dollars - except for share data)

	Notes	December 31, 2011	September 30, 2012
Assets
Current assets
Cash and cash equivalents		14,563,517	3,160,441
Restricted cash	Note 3	18,865,000	17,348,000
Trade receivables, net		851,157	2,341,819
Other receivables		827,330	559,194
Prepaid expenses		603,106	614,039
Due from related parties	Note 4	923,695	1,713,643
Inventories		823,759	1,059,646
Other assets	Note 3	-	2,352,242
Loan to affiliate	Note 4	-	15,000,000
Marketable securities	Note 10	-	414,235
Total current assets		37,457,564	44,563,259
Fixed assets
Vessels, net	Note 6	268,608,363	302,415,085
Advances for vessel acquisitions and vessels under construction	Note 5	63,450,706	49,038,734
Other fixed assets, net		510,042	519,259
Total fixed assets, net		332,569,111	351,973,078
Investment in equity affiliate	Note 7	38,805,802	20,453,125
Loan to affiliate	Note 4	15,000,000	-
Other assets	Note 3	2,106,460	-
Restricted cash	Note 3	6,135,000	-
Total Assets		432,073,937	416,989,462
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,359,131	1,933,677
Accrued expenses		2,227,143	1,792,011
Due to related parties	Note 4	-	532,281
Interest rate swaps	Notes 3, 9, 10	2,630,574	3,330,121
Deferred income		1,080,997	557,740
Current portion of long-term debt	Notes 3, 8	32,189,000	203,882,125
Total current liabilities		40,486,845	212,027,955
Long-term liabilities
Long-term debt	Notes 3, 8	169,096,000	-
Interest rate swaps	Notes 3, 9, 10	1,266,945	-
Total long-term liabilities		170,362,945	-
Total Liabilities		210,849,790	212,027,955
Commitments and Contingencies
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued
and outstanding		-	-
Class A common shares, $0.001 par value; 750,000,000 authorized;
6,089,826 and 6,099,442 issued and outstanding at
December 31, 2011 and September 30, 2012, respectively	Note 11	6,090	6,099
Class B common shares, $0.001 par value; 5,000,000 authorized;
none issued and outstanding		-	-
Additional paid-in capital		447,618,572	449,999,757
Accumulated other comprehensive loss	Note 10	-	(758,024)
Accumulated deficit		(226,400,515)	(244,286,325)
Total Shareholders' Equity		221,224,147	204,961,507
Total Liabilities and Shareholders' Equity		432,073,937	416,989,462

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the nine months ended September 30, 2011 and 2012
(Expressed in United States Dollars - except for share data)

		Nine Months Ended	Nine Months Ended
	Notes	September 30, 2011	September 30, 2012
Revenue
Time charter revenue		75,142,817	39,536,592
Commissions (including related party of $918,371 and
$480,707 for the nine months ended September 30, 2011
and 2012, respectively)	Note 4	(4,225,049)	(2,180,754)
Net Revenue		70,917,768	37,355,838
Expenses / (Income)
Voyage expenses	Note 2	1,025,410	350,748
Vessels operating expenses (including related party of $462,891 and
$516,198 for the nine months ended September 30, 2011
and 2012, respectively)	Note 4	14,328,890	14,029,628
Dry-docking expenses (including related party of $81,622 and
$0 for the nine months ended September 30, 2011
and 2012, respectively)	Note 4	2,344,248	-
Management fees - related party	Note 4	3,789,819	2,989,520
Depreciation	Note 6	24,888,317	12,311,777
General and administrative expenses (including related party of $2,709,452 and $2,465,856 for the nine months ended
September 30, 2011 and 2012, respectively)	Note 4	7,877,762	6,293,568
Impairment loss		5,740,000	-
Bad debt provisions		335,669	-
Loss on sale of assets		14,796,471	-
Gain from vessel early redelivery		(1,031,167)	-
Gain from marketable securities, net	Note 10	-	(414,235)
Other income		-	(703,422)
Operating (Loss) / Income		(3,177,651)	2,498,254
Other Income / (Expenses)
Interest and finance costs		(7,519,522)	(4,798,734)
Loss on derivatives, net	Note 9, 10	(2,401,847)	(727,340)
Interest income (including related party of $339,494 and
$511,747 for the nine months ended September 30, 2011
and 2012, respectively)	Note 4	427,486	557,510
Equity in net income of affiliate	Note 7	1,575,012	1,896,839
Loss on investment in affiliate	Note 7	-	(17,293,266)
Foreign currency gain / (loss)		34,696	(19,073)
Total Other Expenses, net		(7,884,175)	(20,384,064)
Net Loss		(11,061,826)	(17,885,810)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	Note 10	-	(758,024)
Unrealized loss on change in fair value of marketable securities	Note 10	-	(980,430)
Reclassification adjustment for change in fair value of marketable securities	Note 10	-	980,430
Total Other Comprehensive Loss		-	(758,024)

Comprehensive Loss		(11,061,826)	(18,643,834)

Loss per Class A common share, basic and diluted	Note 13	$(1.86)	$(2.93)
Weighted average number of Class A common shares, basic and diluted	Note 13	5,769,279	5,929,115

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity
For the nine months September 30, 2011 and 2012
(Expressed in United States Dollars - except for share data)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Comprehensive Loss	Retained Earnings / (Accumulated Deficit)	Total
Balance January 1, 2011	5,587,026	5,587	430,389,637	-	60,076,443	490,471,667
Issuance of Class A common shares, net of issuance costs	395,260	395	12,140,002	-	-	12,140,397
Issuance of non-vested Class A common share awards	4,000	4	(4)	-	-	-
Cancellation of non-vested Class A common share awards	(435)	-	-	-	-	-
Share based compensation	-	-	3,991,522	-	-	3,991,522
Dividends paid ($0.05 per share)	-	-	-	-	(2,978,199)	(2,978,199)
Net Loss	-	-	-	-	(11,061,826)	(11,061,826)
Balance September 30, 2011	5,985,851	5,986	446,521,157	-	46,036,418	492,563,561

Balance January 1, 2012	6,089,826	6,090	447,618,572	-	(226,400,515)	221,224,147
Issuance of non-vested Class A common share awards	9,800	9	(19,567)	-	-	(19,558)
Cancellation of non-vested Class A common share awards	(184)	-	-	-	-	-
Share based compensation	-	-	2,400,752	-	-	2,400,752
Net Loss	-	-	-	-	(17,885,810)	(17,885,810)
Other comprehensive loss	-	-	-	(758,024)	-	(758,024)
Balance September 30, 2012	6,099,442	6,099	449,999,757	(758,024)	(244,286,325)	204,961,507

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2011 and 2012
(Expressed in United States Dollars - except for share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2012

Cash flows from operating activities
Net Loss	(11,061,826)	(17,885,810)
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	24,888,317	12,311,777
Impairment loss	5,740,000	-
Loss on investment in affiliate	-	17,293,266
Loss on sale of assets	14,796,471	-
Amortization and write off of financing costs	996,307	323,568
Bad debt provisions	335,669	-
Share based compensation	3,991,522	2,400,752
Unrealized gain on interest rate swaps	(709,911)	(1,325,422)
Equity in net income of affiliate net of dividends received	(1,059,387)	1,059,411
Changes in assets and liabilities:
Trade receivables, net	(822,516)	(1,490,662)
Other receivables	407,418	268,136
Prepaid expenses	127,616	(10,933)
Inventories	(27,063)	(235,887)
Due from related parties	(97,479)	(789,948)
Marketable securities	-	(414,235)
Trade accounts payable	485,906	(477,085)
Accrued expenses	(140,679)	(435,132)
Due to related parties	429,327	532,281
Deferred income	(1,810,170)	(523,257)
Net cash from operating activities	36,469,522	10,600,820
Cash flow from investing activities
Net proceeds from sale of assets	103,477,103	-
Acquisition of vessels and capital expenditures	(53,074,242)	(31,491,703)
Payments for vessels under construction	(4,521,993)	-
Loan to equity affiliate	(30,000,000)	-
Repayment from equity affiliate	15,000,000	-
Other fixed assets	(159,027)	(172,410)
Release of restricted cash	-	7,652,000
Net cash from / (used in) investing activities	30,721,841	(24,012,113)
Cash flows from financing activities
Proceeds from long-term debt	26,000,000	28,908,750
Repayment of long-term debt	(117,785,000)	(26,311,625)
Payment of financing costs	(1,433,930)	(569,350)
Issuance of Class A common / restricted shares, net	12,274,051	(19,558)
Dividends paid	(2,978,199)	-
Net cash (used in) / from financing activities	(83,923,078)	2,008,217
Net decrease in cash and cash equivalents	(16,731,715)	(11,403,076)
Cash and cash equivalents at the beginning of the period	34,787,935	14,563,517
Cash and cash equivalents at the end of the period	18,056,220	3,160,441

The accompanying notes are an integral part of these condensed consolidated financial statements

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. ("Paragon") is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly-owned subsidiaries (collectively the "Company") as discussed below.

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205

Newbuildings

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656	Containership	2014	4,800 TEU
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	657	Containership	2014	4,800 TEU
Aminta International S.A.	May 5, 2010	Liberia	612	Drybulk Carrier	2013	37,200 Dwt
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2013	37,200 Dwt

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co.	December 21, 2006	Marshall Islands
Ovation Services Ltd.	September 16, 2009	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Ardelia Navigation Ltd.	June 15, 2010	Liberia
Eridanus Trading Co.	July 1, 2010	Liberia
Delphis Shipping S.A.	February 7, 2011	Liberia

Effective November 5, 2012, the Company effected a 10-for-1 reverse stock split on its issued and outstanding common stock (refer to Note 11). All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2012. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2011 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2012 ("Annual Report"). The Company, in accordance with ASU 2011-05 "Comprehensive Income, Presentation of Comprehensive Income" (Topic 220), effective for the Company for this interim period has elected to present net income / (loss) and other compressive income / (loss) in a single continuous statement of comprehensive income / (loss) in its unaudited interim condensed consolidated financial statements.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer.

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2011. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report.

The Company has presented the gains or losses from the sale of bunkers to charterers under Voyage expenses in the statements of operations for the nine months ended September 30, 2012, whereas, in prior periods it was presented under Vessel operating expenses. In order to conform to the current year presentation, the Company has increased Voyage expenses and decreased Vessel operating expenses for the nine months period ended September 30, 2011, by $0.6 million, representing the gains or losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking. The reclassification had no impact on the Company's results of operations for the period.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

2. Significant Accounting Policies – Continued

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's unaudited condensed consolidated financial statements in the current period or expected to have an impact on future periods.

3. Going Concern

As of September 30, 2012, the Company was not in compliance with several financial and security coverage ratio covenants in its loan agreements, as discussed in Note 8. One of the Company's lenders has given notice of an event of default under the loan agreement demanding a reduction of the outstanding loan amount and another of the Company's lenders has reserved its rights in connection with the covenants breach. Even though the remaining lenders have not declared an event of default under the loan agreements, these breaches constituted potential events of default (also known as technical defaults) and could have resulted in the lenders requiring immediate repayment of the loans. As a result of the cross default provisions in the Company's loan agreements, actual breaches existing under its credit facilities could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders.

The Company agreed with four of its lenders, subject to certain conditions, and is currently in negotiations with its other three lenders, to obtain waivers or to restructure the affected debt. Management believes that the negotiations will be successful and that the Company's lenders will not demand payment of the loans before their maturity. As the Company believes it will successfully conclude obtaining waivers for the covenant breaches and restructure several of its loan agreements to extend the maturities and reduce the quarterly principal repayments, the consolidated financial statements as of September 30, 2012 were prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, apart from the current classification of long-term debt and the associated restricted cash, deferred financing fees and interest rate swap liabilities.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties

The following transactions with related parties occurred during the nine months ended September 30, 2011 and 2012.

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: Rent expense under this lease amounted to $26,107 and $27,413 for the nine months ended September 30, 2011 and 2012, respectively, and is included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of operations.

(b)	Allseas: The following amounts charged by Allseas are included in the accompanying unaudited interim condensed consolidated statements of operations:

	Nine Months Ended September 30,
	2011	2012
Charter hire commissions	$918,371	$480,707
Vessel sale & purchase commissions	1,951,028	-
Total Allseas commissions	$2,869,399	$480,707

Included in Vessel operating expenses
Superintendent fees	$213,259	$277,559

Included in Dry-docking expenses
Superintendent fees	$81,622	$-

Management fees - related party
Management fees	$3,151,146	$2,496,622
Legal, accounting and finance fees	390,257	492,898
Loretto agreement	248,416	-
Total Management fees	$3,789,819	$2,989,520

Included in General and administrative expenses
Administrative fees	$25,332	$26,422
Executive services agreement	$2,658,013	$2,412,021

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying unaudited interim condensed consolidated balance sheets: Technical management and superintendent fees relating to newbuilding vessels, and vessel purchase commissions, which in the aggregate amounted to $0.7 million and $1.2 million for the nine months ended September 30, 2011 and 2012, respectively.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties in the accompanying unaudited interim condensed consolidated balance sheets. As of December 31, 2011 and September 30, 2012, the amount due from Allseas was $6,155 and $1.7 million, respectively.

(c)
Crewcare Inc. ("Crewcare") - Manning Agency Agreements: The expenses incurred amounted to $249,632 and $238,639 for the nine months ended September 30, 2011 and 2012, respectively, and are included in Vessel operating expenses. The balances due to Crewcare Inc. amounted to $903 and $0.5 million as of December 31, 2011 and September 30, 2012, respectively.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(d)
Box Ships Inc.: Box Ships Inc. was formed by the Company on May 19, 2010, to specialize in the container shipping industry. The Company paid on behalf of Box Ships for the pre-offering costs relating to the listing of Box Ships' shares on NYSE in April 2011, along with other minor operating expenses relating to the sale of vessels to Box Ships, discussed in Note 5 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report. As of December 31, 2011 and September 30, 2012, the Company held 21.1% and 16.7% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is due to the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012 (refer to Note 7). The amount due from Box Ships as of December 31, 2011 was $0.9 million, which was fully repaid in July 2012 and is included in the accompanying unaudited interim condensed consolidated balance sheets.

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30.0 million. The loan is payable in one installment on the second anniversary of the Box Ships initial public offering ("IPO"). The loan may be prepaid in whole or in part at any time during the life of the facility. The loan bears interest at LIBOR plus a margin of 4%. In August 2011 and in November 2012, Box Ships prepaid an amount of $15.0 million and $1.0 million, respectively. For the nine months ended September 30, 2011 and 2012, interest charged on the respective loan amounted to $339,494 and $511,747, respectively.

5. Advances for Vessel Acquisitions and Vessels under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2011, the Company's newbuilding program consisted of four Handysize drybulk vessels with expected delivery in 2012 and two 4,800 TEU containerships with expected delivery in the fourth quarter of 2013. Each contract provides for payment of one advance deposit and final payment on delivery of each vessel. An amount of $57.5 million and $3.6 million was paid to the shipyard in 2010 and 2011, respectively, representing the first installment which was financed from the Company's own funds. On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively (refer to Note 6).

On September 24, 2012, the Company and the shipyard agreed to postpone the delivery dates of the Company's remaining vessels under construction and to change the apportionment of the advances already paid among the vessels under construction. Under the amended shipbuilding contracts and based on the latest shipbuilding update from the shipyard, the remaining two Handysize drybulk vessels (Hull no. 612 and Hull no. 625) are expected to be delivered in the first and fourth quarters of 2013, respectively, and the two 4,800 TEU containerships (Hull no. 656 and Hull no. 657) are expected to be delivered in the second quarter of 2014.

The decrease in Advances for vessel acquisitions and vessels under construction during the nine months ended September 30, 2012, is attributable to the acquisition of the M/V Prosperous Seas and M/V Precious Seas discussed above, partially offset by the payment of capitalized expenses relating to vessels under construction.

6. Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2011	$305,592,515	$(36,984,152)	$268,608,363
Newbuilding deliveries	46,019,408	-	46,019,408
Depreciation for the period	-	(12,212,686)	(12,212,686)
Balance September 30, 2012	$351,611,923	$(49,196,838)	$302,415,085

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

7. Investment in Equity Affiliate

The following table is a reconciliation of the Company's investment in equity affiliate as presented on the accompanying unaudited interim condensed consolidated balance sheet:

Balance, December 31, 2011	$38,805,802
Equity in net income of affiliate	1,896,839
Dividends received	(2,956,250)
Dilution effect	(2,943,720)
Impairment in investment in affiliate	(14,349,546)
Balance, September 30, 2012	$20,453,125

As of September 30, 2012, the Company owned 16.7% (refer to Note 4) of the outstanding common stock of Box Ships Inc. (NYSE: TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on Company's unaudited interim condensed consolidated balance sheets (See Note 1, Note 5 and Note 9 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report).

The fair value of the investment in Box Ships Inc. based on the closing price of Box Ships' common share as of September 30, 2012, of $5.95, was $20.5 million. As of September 30, 2012, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was impaired (refer to Note 10).

The loss on investment in affiliate of $17.3 million for the nine months ended September 30, 2012, consists of $2.9 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as $14.4 million, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2012.

8. Long-Term Debt

Debt	December 31 , 2011	September 30, 2012
Current portion of long-term debt	$32,189,000	$203,882,125
Long-term debt	169,096,000	-
Total long-term debt	$201,285,000	$203,882,125

Details of the loan and credit facilities as of December 31, 2011 are discussed in Note 12 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report.

The loan facilities are secured by first-priority mortgage over the Company's vessels.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

As of September 30, 2012 the Company was not in compliance with several financial and security coverage ratio covenants. The Company agreed with four of its lenders, subject to certain conditions, and is currently in negotiations with its other three lenders, to obtain waivers or to restructure the affected debt as discussed below:

(a)	Commerzbank AG (Loan agreement dated August 12, 2011)

As of September 30, 2012, the Company was not in compliance with the following covenants:

•	Minimum market value adjusted net worth of the group.
•	Minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio.

The Company is currently in negotiations with Commerzbank AG to obtain waivers or to restructure the respective loan agreement.

(b)	Unicredit Bank AG (Loan agreement dated November 19, 2007)

As of September 30, 2012, the Company was not in compliance with the following covenants:

•	Maximum total liabilities to EBITDA ratio.
•	Minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio.

On November 30, 2012, the Company entered into a loan supplemental agreement and agreed, subject to several conditions discussed at the end of this note, to amended terms with Unicredit Bank AG, as described below:

•
To defer a portion of eight of its scheduled quarterly installments. After exercising the deferral option, the outstanding loan amount as of September 30, 2012, of $26.087 million will be repaid in 8 consecutive quarterly installments of $0.500 million, followed by 8 consecutive quarterly installments of $1.356 million, plus a balloon repayment of $11.243 million payable simultaneously with the final installment in the third quarter of 2016.

•
The loan bears interest at LIBOR plus a margin, which, from November 30, 2012 (the date of the supplemental agreement), will increase from 2.25% to (i) 2.75% on the outstanding amount of the loan, less any amounts that are deferred, and (ii) 5.00% on the amounts of the loan that have been deferred.

•	The ratio of total liabilities to EBITDA is waived from September 30, 2012, until December 31, 2013, inclusive.
•	The minimum requirement of market value adjusted net worth of the group is waived from September 30, 2012, until December 31, 2013, inclusive.
•	The leverage ratio is waived from September 30, 2012, until December 31, 2013, inclusive.
•	The aggregate fair market value of mortgaged vessels to outstanding loan ratio is waived from September 30, 2012, until December 31, 2013, inclusive.

Based on the supplemental agreement dated November 30, 2012, and subject to the conditions described at the end of this note, the bank waived the breach of the maximum total liabilities to EBITDA ratio and the breach of the minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio that were outstanding as of September 30, 2012.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

(c)	Bank of Scotland Plc (Loan agreement dated December 4, 2007)

As of September 30, 2012, the Company was not in compliance with the following covenants:

•	Maximum leverage ratio.
•	Minimum working capital.
•	Minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio.

On November 30, 2012, the Company entered into a second amending and restating agreement and agreed, subject to several conditions discussed at the end of this note, to amended terms with Bank of Scotland Plc. As of September 30, 2012, the outstanding loan amount of the respective facility was $42.1 million.

The terms and conditions of the second amending and restating loan agreement, subject to the conditions described at the end of this note, are as follows:

•	An extension of the facility to July 2015.
•
The Company has agreed to an advance payment of $2.840 million in full and final settlement of the portion of the loan of one of the syndicate members equal to $4.733 million. The advance payment of $2.840 million was executed on December 10, 2012. The effect of the settlement will be accounted for in the fourth quarter of 2012.

•
After the agreed advance payment of $2.840 million and the full and final settlement of the portion of the loan of $4.733 million, the outstanding $37.367 million is required to be repaid in 7 consecutive quarterly installments of $0.750 million commencing from December 9, 2012, followed by 4 consecutive quarterly installments of $1.000 million, plus a balloon repayment of $28.117 million payable on July 9, 2015.

•	The loan bears interest at LIBOR, plus a margin of 2.75%.
•	The Company shall maintain at all times with the lender, cash equivalents in an amount of no less than $0.5 million per mortgaged vessel.
•	The Company shall maintain at all times liquid assets of no less than $0.5 million per vessel.
•	The leverage ratio shall not be greater than 0.80:1.00 until December 31, 2014 and 0.75:1.00 thereafter.
•	The minimum requirement of market value adjusted net worth of the group shall not be less than $75.0 million.
•
The aggregate fair market value of the mortgaged vessels shall exceed 65% of the outstanding loan from March 31, 2013 until September 30, 2013, 70% until December 31, 2013, 85% until June 30, 2014, 95% until December 31, 2014 and 100% thereafter.

Based on the second amending and restating agreement dated November 30, 2012, and subject to the conditions described at the end of this note, the bank waived the breach of the maximum leverage ratio, the breach of the minimum working capital and the breach of the minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio that were outstanding as of September 30, 2012.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

(d)	Bank of Ireland (Loan agreement dated March 30, 2009)

As of September 30, 2012, the Company was not in compliance with the following covenants:

•	Maximum aggregate financial indebtedness to EBITDA ratio.
•	Minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio.

On November 28, 2012, the Company entered into a loan supplemental agreement and agreed, subject to several conditions discussed at the end of this note, to amended terms with Bank of Ireland, as discussed below:

•
To extend the respective loan agreement from the second quarter of 2014 to the second quarter of 2017. The outstanding loan amount as of September 30, 2012, of $15.150 million is required to be repaid in 7 consecutive quarterly installments of $0.350 million, followed by 12 consecutive quarterly installments of $1.000 million, plus a balloon repayment of $0.700 million payable simultaneously with the final installment in the second quarter of 2017.

•	The loan bears interest at LIBOR, plus a margin of 2.50%.
•	The Company shall maintain at all times with the lender, cash equivalents in an amount of no less than $750,000.
•	The ratio of the aggregate financial indebtedness to EBITDA is waived until December 31, 2014 and thereafter, shall not be greater than 5.0:1.0.
•	The minimum requirement of market value adjusted net worth of the group is waived until December 31, 2014 and thereafter, shall not be less than $50.0 million.
•	The leverage ratio is waived until December 31, 2014 and thereafter, shall not be greater than 0.8:1.0.
•	The aggregate fair market value of mortgaged vessels to outstanding loan ratio is waived until December 31, 2014 and thereafter, shall exceed 110%.

Based on the supplemental agreement dated November 28, 2012, and subject to the conditions described at the end of this note, the bank waived the breach of the maximum aggregate financial indebtedness to EBITDA ratio and the breach of the minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio that were outstanding as of September 30, 2012.

(e)	HSH Nordbank AG (Loan agreement dated July 31, 2008)

As of September 30, 2012, the Company was not in compliance with the following covenant:

•	Minimum market value adjusted net worth of the group.

The Company is currently in negotiations with HSH Nordbank AG to obtain waivers or to restructure the respective loan agreement.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

8. Long-Term Debt – Continued

(f)	HSBC Bank Plc (Loan agreement dated July 2, 2010)

As of September 30, 2012, the Company was not in compliance with the following covenant:

•	Minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio

On November 30, 2012, the Company entered into a loan supplemental agreement and agreed, subject to several conditions discussed at the end of this note, to amended terms with HSBC Bank Plc effective as from November 30, 2012, as discussed below:

•	From November 30, 2012 (the date of the supplemental agreement) until December 31, 2013, the margin will increase from 2.60% to 3.00%, and thereafter, decrease back to 2.60% until the final maturity.
•	The ratio of the total liabilities to EBITDA is waived until December 31, 2013 and thereafter, shall not exceed 7.0:1.0.
•	The ratio of EBITDA to interest expense is waived until December 31, 2013 and thereafter, shall not be less than 2.5:1.0.
•	The minimum requirement of market value adjusted net worth of the group shall be at least $50.0 million until December 31, 2013 and $100.0 million thereafter.
•	The ratio of total liabilities to value adjusted total assets is waived until December 31, 2013 and thereafter, shall not be greater than 0.8:1.0.
•	The aggregate fair market value of mortgaged vessels shall exceed 105% of the outstanding loan ratio until December 31, 2013, 110% until December 31, 2014 and 120% thereafter.

Based on the supplemental agreement dated November 30, 2012, and subject to the conditions described at the end of this note, the bank waived the breach of the minimum aggregate fair market value of mortgaged vessels to outstanding loan ratio that was outstanding as of September 30, 2012.

(g)	Nordea Bank Finland Plc (Loan agreement dated May 5, 2011)

As of September 30, 2012, the Company was not in compliance with the following covenants:

•	Maximum aggregate financial indebtedness to EBITDA ratio.
•	Minimum working capital.

The Company is currently in negotiations with Nordea Bank Finland Plc to obtain waivers or to restructure the respective loan agreement.

In addition, due to the delay in the delivery of Hull no. 625 (refer to Note 5), the vessel is now expected to be delivered after the availability period of the respective syndicated secured facility. The Company is currently in discussions with its lenders on extending the availability period.

All the above mentioned agreements that have been entered into subsequent to September 30, 2012, are subject to a number of conditions, including:

•	All documentation to be satisfactory completed.
•	An equity increase of minimum $10.0 million within 90 days after the signing of the respective documentation.
•	All lenders agreeing to similar restructuring terms and granting similar waivers and terms.

Therefore, until these conditions are met, the Company's long-term debt and the associated restricted cash, deferred financing fees and interest rate swap liabilities, have been classified as current as of September 30, 2012.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

9. Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates as described below.

On March 20, 2012, April 18, 2012, May 4, 2012, June 18, 2012 and July 3, 2012, the Company entered into additional interest rate swap agreements in order to hedge its variable interest rate exposure. As of September 30, 2012, the Company's outstanding interest rate swaps had a combined notional amount of $134.9 million. Details of the interest rate swap agreements, as of September 30, 2012, are outlined below:

Interest rate swaps that did not qualify for hedge accounting as of September 30, 2012:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2011	Notional amount As of September 30, 2012	Fixed rate	Floating rate
A	Bank of Scotland Plc	December 21, 2007	December 21, 2012	$50,000,000	$50,000,000	- 5.000%, if 3-month LIBOR is greater than 5.000% - 3-month LIBOR, if 3-month LIBOR is between 3.770% and 5.000% - 3.770%, if 3-month LIBOR is less than 3.770%	3-month LIBOR
B	Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$56,100,000	$48,450,000	2.465%	3-month LIBOR
TOTAL				$106,100,000	$98,450,000

(1) The notional amount reduces by $2.55 million on a quarterly basis up until the expiration of the interest rate swap.

Interest rate swaps that qualified for hedge accounting as of September 30, 2012:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2011	Notional amount As of September 30, 2012	Fixed rate	Floating rate
A	HSBC Bank Plc (1)	April 10, 2012	April 10, 2017	$-	$5,640,000	1.485%	3-month LIBOR
B	HSH Nordbank AG (2)	May 8, 2012	May 5, 2017	$-	$11,250,000	1.220%	3-month LIBOR
C	Nordea Bank Finland Plc (3)	May 4, 2012	March 31, 2017	$-	$7,005,917	1.140%	3-month LIBOR
D	Nordea Bank Finland Plc (4)	June 18, 2012	May 4, 2017	$-	$6,966,646	1.010%	3-month LIBOR
E	HSH Nordbank AG (5)	August 6, 2012	May 5, 2017	$-	$5,625,000	0.980%	3-month LIBOR
TOTAL				$-	$36,487,563

(1) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

The estimated net amount of cash flow hedge losses at September 30, 2012 that is estimated to be reclassified into statement of operations within the next twelve months is $0.3 million.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

10. Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

When the interest rate swap contracts qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders' equity, while any ineffective portion, if any, is recognized immediately in current period statement of operations. When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of operations.

Information on the location and amounts of derivative fair values in the unaudited interim condensed consolidated balance sheets and derivative gains / (losses) in the unaudited interim condensed consolidated statements of operations and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2011	September 30, 2012
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$-	$2,572,097
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	-	-
	Subtotal	$-	$2,572,097

Derivatives not designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$2,630,574	$758,024
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	1,266,945	-
	Subtotal	$3,897,519	$758,024

Total derivatives		$3,897,519	$3,330,121

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

10. Fair Value Disclosures – Continued

Effect of Derivative Instruments designated as hedging instruments

		Nine Months Ended September 30,
	Gain / (Loss) Recognized in Accumulated Other Comprehensive Gain / (Loss) (Effective Portion)	2011	2012
Interest rate swaps		$ -	$(858,342)
Total		$ -	$(858,342)

		Nine Months Ended September 30,
	Location of Gain / (Loss) Reclassified from Accumulated Other Comprehensive Gain / (Loss) in Statement of Operations (Effective Portion)	2011	2012
Interest rate swaps – Realized Loss	Interest and finance costs	$-	$(100,318)
Total		$-	$(100,318)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the nine months ended September 30, 2012 and 2011.

Effect of Derivative Instruments not designated as hedging instruments

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2011	2012
Interest rate swaps – Fair value	Loss on derivatives, net	$709,911	$1,325,422
Interest rate swaps – Realized Loss	Loss on derivatives, net	(3,111,758)	(2,052,762)
Net loss on derivatives		$(2,401,847)	$(727,340)

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

10. Fair Value Disclosures – Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2011 and September 30, 2012.

Financial Instruments	Significant Other Observable Inputs (Level 2)
	December 31, 2011	September 30, 2012
Interest rate swaps – liability	$3,897,519	$3,330,121

Marketable securities – shares of Korea Line Corporation ("KLC"):

On September 15, 2011, the Company entered into a Settlement Agreement ("Agreement") with KLC in relation to the early termination of the time charter dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached an agreement, where KLC admitted a liability, which would be settled in cash and in shares of KLC (See Note 22 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report). On May 24, 2012, the Company received 111,201 shares of KLC as part of the Agreement. These marketable securities have readily determinable fair values and are classified as available for sale. Such marketable securities are measured subsequently at fair value in the accompanying unaudited interim condensed consolidated balance sheets. Unrealized gains / (losses) for available for sale securities are excluded from the statement of operations and are recognized in accumulated other comprehensive income / (loss) until realized. From the initial measurement of the valuation of KLC shares, a gain from marketable securities of $1.4 million was recognized in the accompanying unaudited interim condensed consolidated statements of operations, with changes in the fair value of $1.0 million recognized in accumulated other comprehensive loss. The fair value of the KLC shares based on the respective closing price as of September 30, 2012, was $0.4 million. As of September 30, 2012, the Company recognized the change in the fair value of the KLC shares as other than temporary and therefore, a loss of $1.0 million was recognized. The respective loss is included in gain from marketable securities in the accompanying unaudited interim condensed consolidated statements of operations, after reclassifying same from the Company's other comprehensive income / (loss).

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2011 Gain / (Loss)	2012 Gain / (Loss)
Marketable securities – Initial measurement	Gain on marketable securities, net	$-	$1,394,665
Marketable securities – Realized Loss	Gain on marketable securities, net	-	(980,430)
Net gain on marketable securities		$-	$414,235

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of September 30, 2012.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
KLC Shares – Marketable Securities	$414,235	$980,430

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

10. Fair Value Disclosures – Continued

Financial Assets that are measured at fair value on a non-recurring basis

Investment in Box Ships Inc.:

During the nine months ended September 30, 2012, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss on its investment in Box Ships' common shares. The fair value of the investment in Box Ships based on the closing price of Box Ships' common share as of September 30, 2012, of $5.95, was $20.5 million. As of September 30, 2012, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore a loss of $14.4 million was recognized. The respective loss is included in loss on investment in affiliate in the accompanying unaudited interim condensed consolidated statements of operations.

The fair value of the investment in Box Ships is based on quoted prices of Box Ships share of stock (NYSE: TEU) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the Company's investment in Box Ships as of September 30, 2012.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
Investment in equity affiliate – Box Ships Inc.	$20,453,125	$14,349,546

As of December 31, 2011 and September 30, 2012, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above and in Note 14 in the Company's Annual Report.

11.  Capital Structure

10-for-1 reverse stock split

Effective as of the close of trading on November 5, 2012, the Company effected a 10-for-1 reverse stock split of its issued and outstanding common shares. The common shares commenced trading on the New York Stock Exchange on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on October 24, 2012 and by the Company's Board of Directors on October 24, 2012. The reverse stock split reduced the number of the Company's issued and outstanding common shares from 60,994,464 to 6,099,442 and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company's authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of the Company's Common Stock as a result of the reverse stock split received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

Equity incentive plan

As discussed in Note 16 of the Company's consolidated financial statements for the year ended December 31, 2011 included in the Company's Annual Report, the Company has adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive option to acquire shares of Class A Common Shares. On October 15, 2012, the Company increased the number of shares to be reserved for issuance under the plan from 5,500,000 to 9,966,733 Class A Common Shares, which, after the 10-for-1 reverse stock split discussed above, was adjusted to 996,673 Class A Common Shares.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

12. Share Based Payments - Equity incentive plan – Non-vested share awards

A summary of the activity for non-vested share awards, adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012 and the fractional share rounding resulted therefrom, as discussed in Note 11, is as follows:
	Number of Shares	Weighted Average Fair Value
Non vested, December 31, 2011	184,447	$30.90
Granted	9,800	6.31
Cancelled	(184)	38.67
Vested	(75,000)	37.10
Non vested, September 30, 2012	119,063	$12.68

The remaining unrecognized compensation cost amounting to $588,966 as of September 30, 2012, is expected to be recognized over the remaining weighted average period of 0.7 years, according to the contractual terms of those non-vested share awards.

13. Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2011 and 2012, adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012, as discussed in Note 11:

Basic EPS – Class A Common Shares – The two class method EPS is calculated as follows:

	Nine Months Ended September 30,
Numerators	2011	2012
Net loss	$(11,061,826)	$(17,885,810)
Less: Loss attributable to non-vested share awards	303,326	497,320
Net loss attributable to common shareholders	$(10,758,500)	$(17,388,490)

Denominators
Weighted average common shares outstanding, basic and diluted	5,769,279	5,929,115

Net loss per common share:
Basic and diluted	$(1.86)	$(2.93)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A Common Shares issued for exercised stock option awards and warrants from the date they are issued or vest.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for the Company's Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A Common Shares issuable upon exercise of the Company's outstanding warrants, which were expired on November 21, 2011.
•	Class A Common Shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 3,200 stock option awards (September 30, 2011: 3,200) and 119,063 non-vested share awards (September 30, 2011: 119,748) in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

Paragon Shipping Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements (Expressed in United States Dollars - except for share data)

14. Commitments and Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2012, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Newbuilding Commitments

Future newbuilding installments based on the non-cancelable newbuilding contracts, as amended (refer to Note 5) required to be made after September 30, 2012 are as follows:

To September 30,
2013	$2,525,725
2014	112,865,819
Total	$115,391,544

15. Subsequent Events

10-for-1 Reverse Stock Split

Effective as of the close of trading on November 5, 2012, the Company effected a 10-for-1 reverse as discussed in Note 11.

Credit Facilities

The Company agreed with several of its lenders to amend the respective loan facilities as discussed in Note 8.

Loan to Affiliate

In November 2012, Box Ships prepaid an amount of $1.0 million of the unsecured loan that was granted on May 27, 2011. As of the date of this report, the outstanding balance of the respective unsecured loan was $14.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: December 12, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer